March 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-1
Filed March 4, 2022
File No. 333-263326

Ladies and Gentlemen:

This letter sets forth the responses of OKYO Pharma Ltd., a Guernsey company (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Registration Statement on Form F-1 (File No. 333-263326) filed on March 4, 2022 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which is being filed herewith.

Registration Statement on Form F-1 filed March 4, 2022

Prospectus Summary

Overview

OK-101, page 1

1.	We note your disclosure on page 2 that you anticipate skipping a phase 1 trial for OK- 101’s dry eye indication. Please revise your disclosure here and in the Business section to state whether you discussed skipping a phase 1 trial in your pre-IND meeting with the FDA and what the FDA’s response was including, without limitation, whether the FDA stated you are not required to conduct a phase 1 trial. To the extent that it remains uncertain whether you will be required to conduct the phase 1 trial, revise your pipeline tables on pages 2 and 55 to reflect his uncertainty as the tables currently indicate a phase 1 trial is not required for OK-101’s dry eye indication.

RESPONSE: We have revised the disclosure in the Prospectus Summary and Business section to reflect this comment.

2.	We note you revised your pipeline tables, removing the ocular pain indication and progress arrow from your OK-201 product candidate. We also note your disclosure on page 3 that you are now maintaining OK-201 at the exploratory level. Please remove this product candidate from your pipeline table because it does not appear to currently be in development. We do not object to your narrative discussion of OK-201 in the Summary and Business sections.

RESPONSE: We have revised our pipeline table to remove OK-201.

Capitalization, page 41

3.	Please revise your actual Total Capitalization balance to account for total interest bearing loans and borrowings. In addition, double underline the cash and cash equivalents amount to highlight that this amount is not included in total capitalization.

RESPONSE: We have revised the actual Total Capitalization balance to account for total interest bearing loans and borrowings as well as adding double underlines for cash and cash equivalents.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP

cc: Gary Jacob, CEO

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